

Mail Stop 3720

November 13, 2017

Shabtai Adlersberg
Chief Executive Officer and President
AudioCodes Ltd.
1 Hayarden Street
Airport City, Lod, 7019900
Israel

>   **Re: AudioCodes Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2016**
>   **Filed March 20, 2017**
>   **File No. 000-30070**

Dear Mr. Adlersberg:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 47

1.   Please include greater detail with respect to the underlying reasons for significant trends or uncertainties in sales and revenues that are reasonably likely to have a material effect on your revenues and profitability. For example, please expand your discussion under "Results of Operations" to discuss how the trends you discuss under "Overview" on page 46 and "Trend Information" on page 54 actually affected your revenues and results of operations. As another example, discuss the underlying business reasons or trends for the increase in the percentage of revenues from services and decrease in the percentage of revenues from products. Please refer to Item 5(D) of Form 20-F.

Shabtai Adlersberg
AudioCodes Ltd.
November 13, 2017
Page 2

Item 6. Directors, Senior Management and Employees

Share Ownership, page 64

2.   Please fill in the blank spaces in the share ownership table on page 64 to reflect the share ownership of Mr. Hevdeli and Mr. Weissman.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs, for

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications